

Mail Stop 3010

April 14, 2010

Melanie Wenk
Chief Financial Officer
WNC Housing Tax Credit Fund VI, L.P., Series 13
17782 Sky Park Circle
Irvine, CA 92614-6404

       Re: **WNC Housing Tax Credit Fund VI, L.P., Series 13**
               Schedule 14A
               Filed December 24, 2009
               File No. 000-52841

Dear Ms. Wenk:

      We have completed our review of your filing and have no further comments at this time.

                  Sincerely,

                  Karen J. Garnett
                  Assistant Director

cc: Paul Dannhauser